March 21, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: James Lopez, Esq.

Re:	Cancer Genetics, Inc.

Amended Registration Statement on Form S-1

File No. 333-178836

Dear Mr. Lopez:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending this correspondence in connection with the Company’s filing of Amendment No. 19 to the Company’s Pre-Effective Amended Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). Amendment No. 19 to the Registration Statement, which the Company filed with the Securities and Exchange Commission (the “Commission”) today, contains a form of Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) as Exhibit 3.8. This letter confirms that the Company will file the final, executed Certificate of Amendment with the Office of the Secretary of State of the State of Delaware prior to effectiveness of the Registration Statement. Enclosed are three courtesy copies of Amendment No. 19, which are marked to show changes from the Registration Statement as filed with the Commission on March 11, 2013.

The Company has authorized this firm to submit this letter.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc:	Yvan-Claude Pierre, Reed Smith LLP